UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Marvel Enterprises, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   57383M-10-8
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                                 (CUSIP Number)

                                John N. Turitzin
                      Paul, Hastings, Janofsky & Walker LLP
                            1055 Washington Boulevard
                               Stamford, CT 06901
                                 (203) 961-7436
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 30, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 57383M-10-8            SCHEDULE 13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Avi Arad

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                         (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
                       PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
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                   7   SOLE VOTING POWER
                                  None
NUMBER OF          ------------------------------------------------------------
SHARES             8   SHARED VOTING POWER
BENEFICIALLY                  32,536,374     (See Item 5)
OWNED BY EACH      ------------------------------------------------------------
REPORTING          9   SOLE DISPOSITIVE POWER
PERSON WITH                   4,920,000
                   ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                               None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,536,374     (See Item 5)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.8%
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14        TYPE OF REPORTING PERSON*
                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 57383M-10-8            SCHEDULE 13D



         This Amendment No. 3 to Schedule 13D amends and supplements the original Schedule 13D, Amendment No. 1 thereto, and Amendment No. 2 thereto, dated October 13, 1998, October 20, 1998, and December 21, 1998 respectively, which were filed with the Securities and Exchange Commission (the "Commission") on October 13, 1998, October 20, 1998, and December 22, 1998, respectively, on behalf of Avi Arad with respect to the ownership of Common Stock of Marvel Enterprises, Inc. (the "Company"). Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

         Mr. Arad, Isaac Perlmutter, Morgan Stanley & Co. Incorporated, Whippoorwill Associates, Incorporated, as agent and/or general partner for its discretionary accounts (the "Stockholders") and the Company are parties to a Voting Agreement dated as of November 30, 2001 (the "Voting Agreement"). Under the terms of the Voting Agreement, the Company has agreed to hold a meeting of stockholders for the purpose of approving (i) the issuance to Mr. Perlmutter of up to 5 million warrants to purchase common stock pursuant to a warrant agreement between the Company and Isaac Perlmutter dated as of November 30, 2001, (ii) the issuance to Mr. Perlmutter of 3,950,000 stock options pursuant to a stock option agreement between the Company and Isaac Perlmutter dated as of November 30, 2001, and (iii) the adoption of an amendment to the Company's 1998 stock incentive plan to accommodate such option grant to Mr. Perlmutter by increasing the number of shares available for issuance under such plan. The Stockholders have agreed to vote their shares of common stock and 8% Cumulative Convertible Exchangeable Preferred Stock in favor of those proposals. The Voting Agreement terminates at the earlier of the date of the meeting of stockholders relating to such voting or March 31, 2001. The Voting Agreement prohibits Mr. Arad from disposing of any of his shares of common stock or preferred stock until the earlier of the completion of such stockholders meeting or March 31, 2001.

         The foregoing does not purport to be a complete description of the terms of the Voting Agreement and is qualified in its entirety by reference to
Exhibit 3 hereof, which is incorporated herein by reference.


Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

[3] -- Voting Agreement dated as of November 30, 2001 by and among the Company, Avi Arad, Isaac Perlmutter, Morgan Stanley & Co. Incorporated, and Whippoorwill Associates, Incorporated, as agent and/or general partner for its discretionary accounts (incorporated by reference to Exhibit 10.8 of the Company's Current Report of Form 8-K, filed with the Commission on December 4, 2001).

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 4, 2001




                                                    /s/ Avi Arad
                                                ----------------
                                                        Avi Arad